Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Second Quarter 2021 Unaudited Financial Results

Hangzhou, China – August 31, 2021 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

●	Total net revenues were RMB1.3 billion (US$200.3 million), representing a 107.5% increase from the same period in 2020.

o	Net revenues from learning services were RMB921.1 million (US$142.7 million), representing a 112.4% increase from the same period in 2020.

o	Net revenues from learning products were RMB206.3 million (US$32.0 million), representing a 138.8% increase from the same period in 2020.

o	Net revenues from online marketing services were RMB166.0 million (US$25.7 million), representing a 60.8% increase from the same period in 2020.

●	Gross billings of online courses[1] increased by 99.7% year-over-year to RMB1.1 billion (US$167.6 million) and gross billings of Youdao Premium Courses[2] increased by 124.1% year-over-year to RMB1.0 billion (US$158.7 million).

●	Gross margin was 52.3%, compared with 45.2% for the same period in 2020.

●	Deferred revenue from online courses was RMB1.3 billion (US$200.2 million) as of June 30, 2021, compared with RMB1.4 billion as of December 31, 2020.

1 Gross billings is a non-GAAP financial measure. Gross billings for a specific period refers to the total amount of consideration for Youdao’s online courses sold mainly on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. See "Non-GAAP Measures" and "Unaudited Reconciliation of GAAP and non-GAAP Results" at the end of this press release.

2 Youdao Premium Courses are Youdao’s online learning offerings primarily focused on K-12 students, covering a wide spectrum of subject matters, learning goals and areas of interest.

Second Quarter 2021 Key Operating and Financial Data

	For the three months ended June 30
(in millions, RMB)	2020	2021	% of Change
Gross billings of online courses	542.0	1,082.2	99.7%
Gross billings of Youdao Premium Courses	457.2	1,024.7	124.1%
Paid student enrollments of Youdao Premium Courses (in thousands)	401.6	919.5	129.0%
Gross billings per paid student enrollment of Youdao Premium Courses (in RMB)	1,139	1,114	-2.1%

“We believe technology can empower education. In the second quarter, we launched our self-developed Intelligent Practice System, a platform that deeply and seamlessly integrates teaching and research with advanced technology and can quickly customize learning paths for students, significantly improving their learning outcomes. In addition, we also remain firmly committed to fulfilling our social responsibilities. For instance, in response to the recent floods in Henan Province, Youdao joined hands with public welfare institutions to provide post-disaster reconstruction and instructor support for 10 to 15 schools and kindergartens, which are expected to cover at least 10,000 students in the affected areas,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Youdao has always been committed to complying with laws and regulations. After the PRC government released opinions on further reducing student burden regarding homework and off-campus tutoring for compulsory education, we see four pillars of growth in our non-AST business, including learning products, STEAM courses, adult education and education digitization solutions. As previously disclosed, although our K-12 businesses are expected to be materially affected by heightened regulatory requirements, we will continue to adapt our business to the changing regulatory environment and drive sustainable growth in the long run through innovative technologies and products. As a leading intelligent learning company, we will continue leveraging advanced technology to empower education,” Dr. Zhou concluded.

Second Quarter 2021 Financial Results

Net Revenues

Net revenues for the second quarter of 2021 were RMB1.3 billion (US$200.3 million), representing a 107.5% increase from RMB623.3 million for the same period of 2020.

Net revenues from learning services were RMB921.1 million (US$142.7 million) for the second quarter of 2021, representing a 112.4% increase from RMB433.7 million for the same period of 2020. The year-over-year growth from learning services was primarily attributable to increased revenues from online courses, which were further driven by increases in paid student enrollments for Youdao Premium Courses. Paid student enrollments for adult courses of Youdao Premium Courses increased by 70.3% and accounted for 13.4% of paid student enrollments for Premium Courses in the second quarter of 2021.

Net revenues from learning products were RMB206.3 million (US$32.0 million) for the second quarter of 2021, representing a 138.8% increase from RMB86.4 million for the same period of 2020, primarily driven by the substantial increase in Youdao Dictionary Pen sales volume.

Net revenues from online marketing services were RMB166.0 million (US$25.7 million) for the second quarter of 2021, representing a 60.8% increase from RMB103.2 million for the same period of 2020. The year-over-year increase in revenues from online marketing services was attributable to the increase in the sales of performance-based advertisements through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2021 was RMB676.7 million (US$104.8 million), representing a 140.4% increase from RMB281.5 million for the same period of 2020. Gross margin increased to 52.3% for the second quarter of 2021 from 45.2% for the same period of 2020.

Gross margin for learning services increased to 57.9% for the second quarter of 2021 from 51.7% for the same period of 2020. The increase was driven by improved economies of scale and ongoing optimization of Youdao’s faculty compensation structure.

Gross margin for learning products increased to 43.0% for the second quarter of 2021 from 32.4% for the same period of 2020. The improvement was mainly attributable to the substantial rise in sales volume of Youdao Dictionary Pen 3.0, which carried a higher gross margin than other learning products.

Gross margin for online marketing services was 32.7% for the second quarter of 2021, compared with 28.5% for the same period of 2020. The increase was mainly attributable to higher sales of performance-based advertisements through third parties’ internet properties, which had an improved gross margin profile over last year.

Operating Expenses

Total operating expenses for the second quarter of 2021 were RMB1.2 billion (US$189.1 million), representing an increase of 116.3%, compared with RMB564.6 million for the same period of last year.

Sales and marketing expenses for the second quarter of 2021 were RMB973.2 million (US$150.7 million), representing an increase of 118.6% from RMB445.2 million for the same period of 2020. This increase was mainly driven by intensified sales and marketing efforts associated with our learning services and products, as well as increased compensation expenses incurred due to the expansion of the sales and marketing team.

Research and development expenses for the second quarter of 2021 were RMB180.0 million (US$27.9 million), representing an increase of 96.9% from RMB91.4 million for the same period of 2020. The increase was primarily due to higher payroll-related expenses including share-based compensation expenses associated with a larger number of course development and technology professionals.

General and administrative expenses for the second quarter of 2021 were RMB67.9 million (US$10.5 million), representing an increase of 142.5% from RMB28.0 million for the same period of 2020. The increase was mainly attributable to an increase in employee headcount and related expenses in the second quarter of 2021.

Loss from Operations

Loss from operations for the second quarter of 2021 was RMB544.4 million (US$84.3 million), compared with RMB283.0 million for the same period in 2020. The margin of loss from operations was 42.1%, compared with 45.4% for the same period of last year.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for the second quarter of 2021 was RMB524.4 million (US$81.2 million), compared with RMB257.8 million for the same period last year. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for the second quarter of 2021 was RMB500.5 million (US$77.5 million), compared with RMB250.5 million for the same period last year.

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders for the second quarter of 2021 was RMB4.29 (US$0.66), compared with RMB2.30 for the same period of 2020. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders was RMB4.09 (US$0.63), compared with RMB2.23 for the same period of 2020.

Balance Sheet

As of June 30, 2021, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB1.9 billion (US$294.4 million), compared with RMB1.2 billion as of December 31, 2020. For the second quarter of 2021, net cash used in operating activities was RMB249.1 million (US$38.6 million), capital expenditures totaled RMB12.1 million (US$1.9 million), and depreciation and amortization expenses amounted to RMB5.7 million (US$0.9 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan in future periods in light of the changing regulatory environment, generate operating cash flows and continue to be able to obtain outside sources of financing as necessary for Youdao’s future development. Since its formation, Youdao has received various financial support from the NetEase Group, including currently a RMB878.0 million short-term loan and US$300.0 million revolving loan facility. In support of Youdao’s future business, NetEase Group has agreed that the short-term loan will be automatically extended for a period of eleven months each time upon Youdao’s prior written request.

As of June 30, 2021, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s online courses, were RMB1.4 billion (US$213.1 million), compared with RMB1.4 billion as of December 31, 2020.

Update on PRC Regulatory Policy

As previously disclosed, Youdao’s business, financial condition and corporate structure are expected to be materially affected in future periods by the changing regulatory environment primarily in China’s K-12 education industry, although the magnitude of the impact remains uncertain at this time.

NetEase Share Purchase Program for Youdao’s ADSs

Youdao’s controlling shareholder, NetEase, Inc. (“NetEase”), today announced that it has adopted a share purchase program of up to US$50.0 million of Youdao’s outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. The purchase program may be suspended or discontinued by NetEase at any time.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 7:00 a.m. Eastern Time on Tuesday, August 31, 2021 (Beijing/Hong Kong Time: 7:00 p.m., Tuesday, August 31, 2021). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10159712

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until September 7, 2021:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10159712

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as gross billings and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted earnings/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines gross billings for a specific period as the total amount of consideration for online courses sold mainly on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. The management uses gross billings as a performance measurement because the Company generally bills students for the entire course tuition at the time of sale of the courses and recognizes revenue proportionally over an average of the learning periods of different online courses. Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of June 30,	As of June 30,
	2020	2021	2021
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	609,199	829,641	128,495
Time deposits	263	911,142	141,118
Restricted cash	—	40,662	6,298
Short-term investments	584,999	119,156	18,455
Accounts receivable, net	268,830	306,144	47,416
Inventories, net	148,662	271,727	42,085
Amounts due from NetEase Group	4,081	5,244	812
Prepayment and other current assets	235,532	192,148	29,759
Total current assets	1,851,566	2,675,864	414,438

Non-current assets:
Property and equipment, net	45,636	62,072	9,614
Operating lease right-of-use assets, net	105,865	138,900	21,513
Other assets, net	67,181	103,112	15,970
Total non-current assets	218,682	304,084	47,097

Total assets	2,070,248	2,979,948	461,535

Liabilities and Shareholders' Deficit
Current liabilities:
Accounts payables	141,304	74,421	11,526
Payroll payable	209,603	252,667	39,133
Amounts due to NetEase Group	67,230	103,092	15,967
Contract liabilities	1,440,489	1,376,033	213,120
Taxes payable	54,895	25,747	3,988
Accrued liabilities and other payables	602,044	885,737	137,183
Short-term loans from NetEase Group	878,000	878,000	135,985
Total current liabilities	3,393,565	3,595,697	556,902

Non-current liabilities:
Long-term lease liabilities	79,748	93,538	14,487
Other non-current liabilities	4,043	3,341	518
Total non-current liabilities	83,791	96,879	15,005

Total liabilities	3,477,356	3,692,576	571,907

Shareholders' deficit:
Youdao's shareholders' deficit	(1,408,105)	(712,077)	(110,287)
Noncontrolling interests	997	(551)	(85)
Total shareholders' deficit	(1,407,108)	(712,628)	(110,372)

Total liabilities and shareholders' deficit	2,070,248	2,979,948	461,535

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.4566 on the last trading day of June (June 30, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	433,697	998,854	921,138	142,666	822,675	1,919,992
Learning products	86,381	201,919	206,290	31,950	139,541	408,209
Online marketing services	103,212	139,094	165,979	25,707	202,462	305,073
Total net revenues	623,290	1,339,867	1,293,407	200,323	1,164,678	2,633,274

Cost of revenues (2)	(341,751)	(572,415)	(616,661)	(95,509)	(647,414)	(1,189,076)
Gross profit	281,539	767,452	676,746	104,814	517,264	1,444,198

Operating expenses:
Sales and marketing expenses (2)	(445,151)	(883,872)	(973,239)	(150,736)	(744,310)	(1,857,111)
Research and development expenses (2)	(91,423)	(155,080)	(180,029)	(27,883)	(175,522)	(335,109)
General and administrative expenses (2)	(27,978)	(49,354)	(67,850)	(10,507)	(56,441)	(117,204)
Total operating expenses	(564,552)	(1,088,306)	(1,221,118)	(189,126)	(976,273)	(2,309,424)
Loss from operations	(283,013)	(320,854)	(544,372)	(84,312)	(459,009)	(865,226)

Interest income	7,340	3,074	6,735	1,042	15,225	9,809
Interest expense	(7,764)	(7,617)	(7,764)	(1,202)	(15,526)	(15,381)
Others, net	25,619	354	23,366	3,619	34,195	23,720
Loss before tax	(257,818)	(325,043)	(522,035)	(80,853)	(425,115)	(847,078)

Income tax expense	(9)	(1,615)	(2,999)	(464)	(2,194)	(4,614)
Net loss	(257,827)	(326,658)	(525,034)	(81,317)	(427,309)	(851,692)
Net loss attributable to noncontrolling interests	21	867	681	105	79	1,548
Net loss attributable to ordinary shareholders of the Company	(257,806)	(325,791)	(524,353)	(81,212)	(427,230)	(850,144)

Basic net loss per ADS	(2.30)	(2.75)	(4.29)	(0.66)	(3.81)	(7.07)
Diluted net loss per ADS	(2.30)	(2.75)	(4.29)	(0.66)	(3.81)	(7.07)

Shares used in computing basic net loss per ADS	112,277,976	118,297,304	122,332,306	122,332,306	112,022,872	120,325,943
Shares used in computing diluted net loss per ADS	112,277,976	118,297,304	122,332,306	122,332,306	112,022,872	120,325,943

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.4566 on the last trading day of June (June 30, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

Share-based compensation in each category:

Cost of revenues	1,043	1,881	2,496	387	2,211	4,377
Sales and marketing expenses	808	2,559	3,610	559	1,719	6,169
Research and development expenses	3,016	8,435	11,179	1,731	6,159	19,614
General and administrative expenses	2,394	5,156	6,548	1,014	4,741	11,704

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	433,697	998,854	921,138	142,666	822,675	1,919,992
Learning products	86,381	201,919	206,290	31,950	139,541	408,209
Online marketing services	103,212	139,094	165,979	25,707	202,462	305,073
Total net revenues	623,290	1,339,867	1,293,407	200,323	1,164,678	2,633,274

Cost of revenues
Learning services	209,530	343,179	387,345	59,992	396,763	730,524
Learning products	58,412	112,914	117,671	18,225	97,956	230,585
Online marketing services	73,809	116,322	111,645	17,292	152,695	227,967
Total cost of revenues	341,751	572,415	616,661	95,509	647,414	1,189,076

Gross margin
Learning services	51.7%	65.6%	57.9%	57.9%	51.8%	62.0%
Learning products	32.4%	44.1%	43.0%	43.0%	29.8%	43.5%
Online marketing services	28.5%	16.4%	32.7%	32.7%	24.6%	25.3%
Total gross margin	45.2%	57.3%	52.3%	52.3%	44.4%	54.8%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues of online courses	394,596	963,046	884,163	136,939	750,396	1,847,209
Add: value-added tax	38,687	45,775	61,257	9,488	60,035	107,032
Add: ending deferred revenue	658,052	1,155,891	1,292,672	200,209	658,052	1,292,672
Less: beginning deferred revenue	(549,317)	(1,356,041)	(1,155,891)	(179,025)	(407,861)	(1,356,041)
Non-GAAP gross billings of online courses	542,018	808,671	1,082,201	167,611	1,060,622	1,890,872

Net revenues of Youdao Premium Courses	332,202	898,920	820,532	127,084	633,727	1,719,452
Add: value-added tax	33,044	41,971	58,004	8,984	51,136	99,975
Add: ending deferred revenue	562,643	1,054,107	1,200,300	185,903	562,643	1,200,300
Less: beginning deferred revenue	(470,668)	(1,253,527)	(1,054,107)	(163,260)	(344,111)	(1,253,527)
Non-GAAP gross billings of Youdao Premium Courses	457,221	741,471	1,024,729	158,711	903,395	1,766,200

Net loss attributable to ordinary shareholders of the Company	(257,806)	(325,791)	(524,353)	(81,212)	(427,230)	(850,144)
Add: share-based compensation	7,261	18,031	23,833	3,691	14,830	41,864
Non-GAAP net loss attributable to ordinary shareholders of the Company	(250,545)	(307,760)	(500,520)	(77,521)	(412,400)	(808,280)

Non-GAAP basic net loss per ADS	(2.23)	(2.60)	(4.09)	(0.63)	(3.68)	(6.72)
Non-GAAP diluted net loss per ADS	(2.23)	(2.60)	(4.09)	(0.63)	(3.68)	(6.72)